SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

May 20, 2015

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒      Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐      No ☒

(If “Yes” is marked, indicate below the file number assigned to the
 registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure Partner Communications Reports
First Quarter 2015 Results.

PARTNER COMMUNICATIONS REPORTS
FIRST QUARTER 2015 RESULTS1

REGULATORY AUTHORITIES APPROVED NETWORK SHARING AGREEMENT
WITH HOT MOBILE

EQUIPMENT REVENUES TOTALED NIS 295 MILLION, UP 30% COMPARED TO Q1 2014

NET DEBT TOTALED NIS 2.6 BILLION, A DECREASE OF NIS 268 MILLION
SINCE MARCH 2014

First quarter 2015 highlights (compared with first quarter 2014)

•	Total Revenues: NIS 1,054 million (US$ 265 million), a decrease of 4%
•	Service Revenues: NIS 759 million (US$ 191 million), a decrease of 13%
•	Equipment Revenues: NIS 295 million (US$ 74 million), an increase of 30%
•	Operating Expenses (OPEX)2 including cost of equipment sold: NIS 840 million (US$ 211 million), similar to Q1 2014
•	Operating Expenses (OPEX)2: NIS 604 million (US $152 million), a decrease of 9%
•	Adjusted EBITDA3: NIS 227 million (US$ 57 million), a decrease of 17%
•	Adjusted EBITDA Margin: 22% of total revenues compared with 25%
•	Profit for the period: NIS 25 million (US$ 6 million), a decrease of 52%
•	Net Debt4: NIS 2,581 million (US$ 648 million), a decrease of NIS 268 million
•	Free Cash Flow (before interest)5: NIS 21 million (US$ 5 million), a decrease of 86%
•	Cellular ARPU: NIS 69 (US$ 17), a decrease of 10%
•	Cellular Subscriber Base: approximately 2.77 million subscribers at quarter-end, a decrease of 6%

Rosh Ha’ayin, Israel, May 20, 2015 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today its results for the quarter ended March 31, 2015.

Commenting on the first quarter results, Mr. Haim Romano, CEO of Partner noted:

1 The financial results presented in this press release are unaudited.
2 Operating expenses include cost of service revenues, and selling, marketing & administrative expenses, and exclude depreciation and amortization and impairment charges.
3 For definition of Adjusted EBITDA measure, see “Use of Non-GAAP Financial Measures” below.
4 Total long term debt including current maturities less cash and cash equivalents.
5 Cash flows from operating activities before interest payments, net of cash flows used for investment activities.

"The results of the first quarter reflect the continued intense competition in the telecommunications market in Israel, particularly in the cellular market, which brought about the continued erosion in service revenues and profitability.  At the same time, the Company is working to create additional sources of revenue and profit, including growth in revenues from equipment sales, which increased 30% compared to the parallel quarter last year.

The challenge the Company is facing, and the key to its long term success, is its transformation into a telecommunications group that offers a comprehensive basket of services and products to retail and business customers, while maintaining its differentiating advantages in technological innovation and quality of service.

In February 2015, Partner was the first large operator to take advantage of the new regulation in the wholesale market for broadband infrastructure by launching “Internet One”, consumer-targeted packages of ISP and broadband infrastructure services provided through a single supplier. An automated process, which is expected to make the migration of subscribers to the wholesale market quicker and more efficient, started a few days ago, and we have already begun offering our customers a variety of plans that combine ISP services (including infrastructure), fixed-line telephony and cellular communications. Partner may also enter the television market in the second half of 2015, with a unique offer in terms of pricing and content.

Recently, following a tender organized by the Accountant General Division of the Ministry of Finance, Partner was awarded the role of the primary provider of fixed-line services to all government offices for the coming seven years, and will provide thousands of telephone lines based on its own infrastructure.  Partner will also be a primary provider of ILD (international long distance) call services to all government offices and related agencies.

The selection of Partner in this tender is a vote of confidence in our abilities as a comprehensive telecommunications group which leads the market in the fixed-line segment – for both retail and business customers – as well as in the ILD segment.  This win opens before us an opportunity for activity in new channels and the possibility of entering additional large tenders in the world of fixed and cellular telecommunications. It strengthens our access not only to government offices but to all organizations in the market.

A few weeks ago, the MOC approved Partner’s network sharing agreement with HOT Mobile to establish a joint venture to manage the companies' shared network, following approval by the Antitrust Commissioner in May 2014. The agreement is expected to enable the Company to implement significant efficiency measures in the future. We continue to await the allocation of the frequencies by the MOC in order to realize the full potential of the 4G network on a 20 MHz band.

Over the past year we have reduced the Company's net debt by NIS 268 million, to total approximately NIS 2.6 billion at the end of the first quarter of 2015. We have also continued to adjust the Company's cost structure, and operating expenses for the first quarter decreased by NIS 57 million compared to the first quarter of 2014.”

In conclusion, Mr. Romano noted, “We have been working since 2011 to implement the Company's strategy as a leading telecommunications group that offers a high quality and comprehensive range of products. Partner continues to be recognized by independent third parties as a leader with respect to quality of service among the Israeli communication operators.  I am convinced that under Isaac’s leadership Partner will achieve this goal.”

Mr. Ziv Leitman, Partner's Chief Financial Officer, commented on the quarterly results as compared to the previous quarter:

“During the first quarter of 2015, the relentless competition in the cellular market persisted, as reflected mainly by the continued erosion in cellular service revenues and increase in the churn rate.

The churn rate for cellular subscribers during the first quarter of 2015 increased to 12.7% compared to 11.5% in the previous quarter, reflecting increases in churn of both Post-Paid and Pre-Paid subscribers.

Cellular ARPU in the first quarter of 2015 totaled NIS 69, a decrease of 3% compared to NIS 71 in the fourth quarter of 2014, which resulted primarily from the continued price erosion in cellular services, together with seasonal effects. The erosion in Pre-Paid activity is expected to continue in the future in light of the increasing competition due to the entrance of new players to this market segment, as well as the low level of pricing of "unlimited" Post-Paid plans and therefore the relative attractiveness of those plans compared to Pre-Paid plans.

Revenues from equipment sales in the first quarter of 2015 decreased by NIS 5 million compared to the previous quarter; gross profit from equipment sales decreased by NIS 2 million compared to the previous quarter.

Operating expenses decreased by NIS 26 million, largely a result of decreases in payroll and related expenses, marketing expenses and one-time items.

Adjusted EBITDA in the first quarter of 2015 decreased by NIS 22 million compared with the previous quarter, resulting primarily from the continued erosion in service revenues, partially offset by the decline in operating expenses.

Finance costs, net, totaled NIS 18 million this quarter, a decrease of 50% compared to the previous quarter, mainly due to a larger decrease in the CPI (Consumer Price Index) level which resulted in higher gains from CPI linked liabilities. These gains were partially offset by the one-time bank loan early repayment fee of NIS 6 million in Q1 2015 (see below).

Profit for the first quarter of 2015 totaled NIS 25 million compared with NIS 24 million in the previous quarter, despite the decrease in Adjusted EBITDA, reflecting the lower finance costs, net, in the reported quarter.

Cash capital expenditures in fixed assets (CAPEX payments) in the first quarter of 2015 totaled NIS 127 million compared to NIS 89 million in the previous quarter, the increase mainly reflecting payments to suppliers for fixed assets received during the second half of 2014. CAPEX payments for the second quarter are expected to include the payment for the 4G frequencies awarded in January 2015. On an accrual basis, investments in fixed assets in the first quarter of 2015 totaled NIS 50 million, compared to NIS 145 million in the previous quarter.

Free cash flow (before interest payments) in the first quarter of 2015 totaled NIS 21 million, compared with NIS 71 million in the fourth quarter of 2014. The decrease in free cash flow mainly reflected the increase in CAPEX payments together with the reduction in Adjusted EBITDA, which were partially offset by a smaller increase in working capital. We expect free cash flow in the second quarter of 2015 to be significantly lower than the free cash flow in the first quarter of the year for several reasons; among others, a one-time payment for the 4G frequencies in the amount of NIS 34 million; and the continued negative impact of the growth in working capital resulting mainly from the long-term installment plans to promote sales of equipment.

During the first quarter of 2015, the Company entered into four loan agreements, all of which bear fixed interest denominated in NIS. Two of the loans were with banking institutions for a term of six years, the first totaling NIS 120 million, for which the principal will be paid in equal quarterly payments commencing April 2018, and the second totaling NIS 80 million, for which the principal will be paid in equal quarterly payments commencing October 2015. A third loan agreement was entered into with a group of institutional investors for 5.5 years in the principal amount of NIS 75 million, for which the principal will be paid in 10 equal quarterly payments commencing June 2018. The fourth loan was also entered into with a group of institutional investors for 8.5 years in the principal amount of NIS 200 million, for which the principal will be paid in 12 equal semi-annual payments commencing March 2018.

During May 2015, the Company entered into a loan agreement with a group of institutional investors in the principal amount of NIS 200 million, bearing fixed interest denominated in NIS. The loan is expected to be received at the beginning of July 2015 with the principal amount to be paid in 24 equal quarterly payments commencing September 2017.

In addition, in January 2015, the Company executed an early repayment of a principal amount of NIS 177 million, as part of a bank loan that was to be repaid in December 2016. In connection with this early repayment, the Company paid a one-time fee of NIS 6 million.

The Company is considering using some of its cash balance for additional early repayments of bank loans and/or the buyback of its publicly traded notes payable.

As of March 31, 2015, net debt amounted to approximately NIS 2.6 billion (total long term debt including current maturities less cash balance of NIS 969 million).”

Key Financial Results6 (unaudited)

NIS Million (except EPS)	Q1'15	Q1'14	% Change
Revenues	1,054	1,103	-4%
Cost of revenues	869	849	+2%
Gross profit	185	254	-27%
Operating profit	56	99	-43%
Profit for the period	25	52	-52%
Earnings per share (basic, NIS)	0.16	0.33	-52%
Free cash flow (before interest)	21	145	-86%

Key Operating Indicators (unaudited)

	Q1'15	Q1'14	Change
Adjusted EBITDA (NIS million)	227	274	-17%
Adjusted EBITDA as a percentage of total revenues	22%	25%	-3
Cellular Subscribers (end of period, thousands)	2,774	2,936	-162
Quarterly Cellular Churn Rate (%)	12.7%	11.6%	+1.1
Monthly Average Revenue per Cellular User (ARPU) (NIS)	69	77	-10%

6 See also definitions in footnotes 2-5.

Partner Consolidated Results (unaudited)

	Cellular Segment			Fixed-Line Segment			Elimination		Consolidated
NIS Million	Q1'15	Q1'14	Change %	Q1'15	Q1'14	Change %	Q1'15	Q1'14	Q1'15	Q1'14	Change %
Total Revenues	856	900	-5%	250	254	-2%	(52)	(51)	1,054	1,103	-4%
Service Revenues	579	680	-15%	232	247	-6%	(52)	(51)	759	876	-13%
Equipment Revenues	277	220	+26%	18	7	+157%	-	-	295	227	+30%
Operating Profit	14	63	-78%	42	36	+17%	-	-	56	99	-43%
Adjusted EBITDA	148	199	-26%	79	75	+5%	-	-	227	274	-17%

Financial Review (Consolidated)

In Q1 2015, total revenues were NIS 1,054 million (US$ 265 million), a decrease of 4% from NIS 1,103 million in Q1 2014.

Service revenues in Q1 2015 totaled NIS 759 million (US$ 191 million), a decrease of 13% from NIS 876 million in Q1 2014.

Service revenues for the cellular segment in Q1 2015 were NIS 579 million (US$ 145 million), a decrease of 15% from NIS 680 million in Q1 2014. The decrease was mainly the result of the continued price erosion of Post-Paid and Pre-Paid cellular services due to intense competition, partially offset by an increase in revenues from wholesale services provided to other operators hosted on the Company’s network, and in particular as a result of the Rights of Use agreement entered into with HOT Mobile.

Service revenues for the fixed-line segment in Q1 2015 totaled NIS 232 million (US$ 58 million), a decrease of 6% compared with NIS 247 million in Q1 2014. The decrease mainly reflected price erosion in fixed-line services including local calls, international calls and internet services as well as one-time items.

Equipment revenues in Q1 2015 totaled NIS 295 million (US$ 74 million), an increase of 30% compared with NIS 227 million in Q1 2014. The increase largely reflected a higher average price per device sold due to the change in product mix.

Gross profit from equipment sales in Q1 2015 was NIS 59 million (US$ 15 million), compared with NIS 45 million in Q1 2014, an increase of 31%, primarily reflecting the increase in revenues.

Operating expenses (‘OPEX’, including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization) totaled NIS 604 million (US$ 152 million) in Q1 2015, a decrease of 9% or NIS 57 million from Q1 2014. The decrease largely reflected the impact of the efficiency measures undertaken in the last twelve months as well as lower marketing expenses, selling commissions, payments to other communications providers and one-time items. Operating expenses including depreciation and amortization expenses in Q1 2015 decreased by 7% compared with Q1 2014.

Adjusted EBITDA in Q1 2015 totaled NIS 227 million (US$ 57 million), a decrease of 17% from NIS 274 million in Q1 2014.

Adjusted EBITDA for the cellular segment was NIS 148 million (US$ 37 million) in Q1 2015, a decrease of 26% from NIS 199 million in Q1 2014, reflecting the decrease in service revenues, partially offset by the lower operating expenses and higher gross profit from equipment sales.  As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in Q1 2015 was 17%, compared to 22% in Q1 2014.

Adjusted EBITDA for the fixed-line segment was NIS 79 million (US$ 20 million) in Q1 2015, an increase of 5% from NIS 75 million in Q1 2014, mainly reflecting the lower operating costs and the increase in gross profit from equipment sales due to tablet sales to fixed-line customers, partially offset by the decline in service revenues. As a percentage of total fixed-line revenues, Adjusted EBITDA for the fixed-line segment in Q1 2015 was 32%, compared with 30% in Q1 2014.

Operating profit for Q1 2015 was NIS 56 million (US$ 14 million), a decrease of 43% compared with operating profit of NIS 99 million in Q1 2014.

Finance costs, net in Q1 2015 were NIS 18 million (US$ 5 million), a decrease of 25%, compared with NIS 24 million in Q1 2014. The decrease was mainly a result of higher linkage gains from CPI linked liabilities due to a larger decrease in the CPI during Q1 2015, which was partially offset by the one-time bank loan early repayment fee of NIS 6 million and higher foreign exchange rate losses during Q1 2015.

Profit in Q1 2015 was NIS 25 million (US$ 6 million), a decrease of 52% compared with profit of NIS 52 million in Q1 2014. The decrease was primarily a result of the lower Adjusted EBITDA, partially offset by lower finance costs, net and tax expenses.

Based on the weighted average number of shares outstanding during Q1 2015, basic earnings per share or ADS, was NIS 0.16 (US$ 0.04), a decrease of 52% compared to NIS 0.33 in Q1 2014.

The effective tax rate for Q1 2015 was 34%, compared to 31% in Q1 2014. The increase in the effective tax rate was primarily due to the higher percentage of unrecognized expenses for tax purposes compared to the parallel quarter last year, due to the decrease in profit before tax.

Cellular Segment Operational Review

At the end of the first quarter of 2015, the Company's cellular subscriber base (including mobile data and 012 Mobile subscribers) was approximately 2.77 million, including approximately 2.11 million Post-Paid subscribers or 76% of the base, and approximately 662 thousand Pre-Paid subscribers, or 24% of the subscriber base.

During the first quarter of 2015, the cellular subscriber base declined by approximately 63 thousand subscribers. The Post-Paid subscriber base declined by approximately 20 thousand subscribers, while the Pre-Paid subscriber base declined by approximately 43 thousand subscribers.

The quarterly churn rate for cellular subscribers in Q1 2015 was 12.7%, compared with 11.6% in Q1 2014 (and 11.5% in Q4 2014), reflecting increases in the churn rate of both Post-Paid and Pre-Paid subscribers.

Total cellular market share (based on the number of subscribers) at the end of Q1 2015 was estimated to be approximately 28%, unchanged from year-end 2014.

The monthly Average Revenue per User (“ARPU”) for cellular subscribers in Q1 2015 was NIS 69 (US$ 17), a decrease of 10% from NIS 77 in Q1 2014 and a decrease of 3% from NIS 71 in Q4 2014. The decrease in ARPU compared to the comparable quarter last year mainly reflected the continued price erosion due to the intense competition in the market, as described above.

Funding and Investing Review

In Q1 2015, cash flow generated from operating activities before interest payments, net of cash flow used for investing activities ("Free Cash Flow"), totaled NIS 21 million (US$ 5 million), a decrease of 86% from NIS 145 million in Q1 2014, due mainly to an increase in CAPEX payments as well as reduction in Adjusted EBITDA and an increase in working capital.

Cash generated from operations decreased by 42% to NIS 149 million (US$ 37 million) in Q1 2015 from NIS 259 million in Q1 2014. This was mainly explained by changes in operating working capital, as well as the decrease in profit. Operating working capital increased by NIS 34 million in Q1 2015, compared with a decrease of NIS 43 million in Q1 2014, primarily as a result of an increase in trade receivables, due to the increase in equipment sales in installment payments compared with Q1 2014, and the decrease in proceeds from installment payments for equipment sales in previous periods. The increase in trade receivables was partially offset by a decrease in inventories.

The level of cash capital expenditures in fixed assets (CAPEX payments) including intangible assets but excluding capitalized subscriber acquisition and retention costs, net, was NIS 127 million (US$ 32 million) in Q1 2015, an increase of 12% from NIS 113 million in Q1 2014.

Net debt at the end of Q1 2015 amounted to NIS 2,581 million (US$ 648 million), compared with NIS 2,849 million at the end of Q1 2014, a decrease of NIS 268 million.

Business Developments

Appointment of a Director

Further to the Company’s press release and immediate report (on Form 6-K) dated May 5, 2015, the Company's Board of Directors approved on April 29, 2015 the appointment of Mr. Yehuda Saban as a member to the Company's Board of Directors. Mr. Saban was nominated by the court appointed receiver with respect to most of Scailex Corporation Ltd.'s shares in the Company. In accordance with the Company's Articles of Association and applicable law, Mr. Saban shall serve in office until the coming Annual General Meeting of shareholders.

Mr. Saban is not a “Family Member” of another “Interested Party” (as both terms are defined in the Israeli Securities Law (1968) as amended) in the Company.

Update on Legal Proceedings

On May 6, 2015, Partner was served with a lawsuit and a motion for the recognition of this lawsuit as a class action, filed against Partner, in the Tel-Aviv District Court. The claim alleges, that Partner discriminated between its cellular customers, including between new customers and existing customers, by offering the same type of customers different terms, not in accordance with the provisions of its license. The plaintiff notes that it cannot estimate the total amount claimed in the lawsuit, if the lawsuit is certified as a class action. Partner is reviewing and assessing the lawsuit and is unable, at this preliminary stage, to evaluate, with any degree of certainty, the probability of success of the lawsuit or the range of potential exposure, if any.

Conference Call Details
Partner will hold a conference call on Wednesday, May 20, 2015 at 10.00AM Eastern Time / 5.00PM Israel Time.
To join the call, please dial the following numbers (at least 10 minutes before the scheduled time):
International: +972.3.918.0609
North America toll-free: +1.888.668.9141
A live webcast of the call will also be available on Partner's Investors Relations website at: www.orange.co.il/en/Investors-Relations/lobby/
If you are unavailable to join live, the replay of the call will be available from May 20, 2015 until May 27, 2015, at the following numbers:
International: +972.3.925.5921
North America toll-free: +1.888.254.7270
In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

Forward-looking statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. In particular, this press release contains forward-looking statements regarding, among other, (i) the anticipated offering by the Company of television and 4G services, and (ii) expected gains in efficiency as a result of the network sharing agreement with HOT Mobile. In addition, all statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, plans to reduce expenses, and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including (i) certain difficulties that may arise in acquiring key television content including prohibitive cost of content, (ii) potential difficulties which may arise from future and excessive regulatory requirements, and (iii) the effective implementation of joint actions regarding network upgrade and maintenance under the network sharing agreement with HOT Mobile as well as consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, and the impact of global economic conditions. Future results may differ materially from those anticipated herein. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments, and other risks we face, see “Item 3. Key Information - 3D. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the Company’s Annual Reports on Form 20-F filed with the SEC, as well as its immediate reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial results presented in this press release are unaudited financial results.
The results were prepared in accordance with IFRS, other than Adjusted EBITDA and free cash flow, which are non-GAAP financial measures.
The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.

The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at March 31, 2015: US $1.00 equals NIS 3.980. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures
‘Adjusted EBITDA’ represents earnings before interest (finance costs, net), taxes, depreciation, amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges, as a measure of operating profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures provided by other companies. Adjusted EBITDA may not be indicative of the Company’s historic operating results nor is it meant to be predictive of potential future results. Adjusted EBITDA is presented solely to enhance the understanding of our operating results. We use the term “Adjusted EBITDA” to highlight the fact that amortization includes amortization of deferred expenses – right of use and employee share-based compensation expenses, but Adjusted EBITDA is fully comparable to EBITDA information which has been previously provided by Partner for prior periods. Reconciliation between our net cash flow from operating activities and Adjusted EBITDA on a consolidated basis is presented in the attached summary financial results.

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR). For more information about Partner, see: www.orange.co.il/en/Investors-Relations/lobby/

Contacts:
Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Liat Glazer Shaft Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	March 31,	December 31,	March 31,
	2015	2014	2015
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	969	663	243
Trade receivables	957	948	241
Other receivables and prepaid expenses	48	34	12
Deferred expenses – right of use	35	34	9
Inventories	93	138	23
Income tax receivable		*
Derivative financial instruments	*	*	*
	2,102	1,817	528

NON CURRENT ASSETS
Trade Receivables	460	418	116
Deferred expenses – right of use	94	97	24
Property and equipment	1,585	1,661	398
Licenses and other intangible assets	1,048	1,079	263
Goodwill	407	407	102
Prepaid expenses	3	3	*
Deferred income tax asset	18	14	5
	3,615	3,679	908

TOTAL ASSETS	5,717	5,496	1,436

* Representing an amount of less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	March 31,	December 31,	March 31,
	2015	2014	2015
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	314	309	79
Trade payables	716	804	180
Payables in respect of employees	92	95	23
Other payables (mainly institutions)	60	43	15
Deferred revenues	28	35	7
Provisions	54	58	13
Income tax payable	39	38	10
Derivative financial instruments	2	3	1
	1,305	1,385	328

NON CURRENT LIABILITIES
Notes payable	1,721	1,733	432
Borrowings from banks and others	1,515	1,233	381
Liability for employee rights upon retirement, net	51	51	12
Dismantling and restoring sites obligation	35	35	9
Other non-current liabilities	15	16	4
Deferred tax liability	7	4	2
	3,344	3,072	840

TOTAL LIABILITIES	4,649	4,457	1,168

EQUITY
Share capital – ordinary shares of NIS 0.01 par value: authorized – December 31, 2014 and March 31, 2015 - 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2014 – **156,072,945 shares
March 31, 2015 – **156,077,497 shares
Capital surplus	1,102	1,102	277
Accumulated retained earnings	315	286	79
Treasury shares, at cost – December 31, 2014 and March 31, 2015 – 4,467,990 shares	(351)	(351)	(89)
TOTAL EQUITY	1,068	1,039	268
TOTAL LIABILITIES AND EQUITY	5,717	5,496	1,436

** Net of treasury shares

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2015	2014	2015
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues, net	1,054	1,103	265
Cost of revenues	869	849	219
Gross profit	185	254	46

Selling and marketing expenses	97	117	24
General and administrative expenses	45	52	11
Other income, net	13	14	3
Operating profit	56	99	14
Finance income	24	12	6
Finance expenses	42	36	11
Finance costs, net	18	24	5
Profit before income tax	38	75	9
Income tax expenses	13	23	3
Profit for the period	25	52	6

Earnings per share
Basic	0.16	0.33	0.04
Diluted	0.16	0.33	0.04

Weighted average number of shares outstanding (in thousands)
Basic	156,077	155,687	156,077
Diluted	156,107	156,427	156,107

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2015	2014	2015
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit for the period	25	52	6
Other comprehensive income for the period, net of income taxes	-	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	25	52	6

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels
	Three months ended March 31, 2015
	In millions (Unaudited)
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	573	186		759
Inter-segment revenue - Services	6	46	(52)
Segment revenue - Equipment	277	18		295
Total revenues	856	250	(52)	1,054

Segment cost of revenues - Services	470	163		633
Inter-segment cost of revenues - Services	46	6	(52)
Segment cost of revenues - Equipment	224	12		236
Cost of revenues	740	181	(52)	869
Gross profit	116	69		185

Operating expenses	114	28		142
Other income, net	12	1		13
Operating profit	14	42		56
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	129	37		166
–Other (1)	5	*		5
Adjusted EBITDA (2)	148	79		227

Reconciliation of Adjusted EBITDA to profit before income tax
- Depreciation and amortization				(166)
- Finance costs, net				(18)
- Other (1)				(5)
Profit before income tax				38

* Representing an amount of less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels
	Three months ended March 31, 2014
	In millions (Unaudited)
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	673	203		876
Inter-segment revenue - Services	7	44	(51)
Segment revenue - Equipment	220	7		227
Total revenues	900	254	(51)	1,103

Segment cost of revenues - Services	496	171		667
Inter-segment cost of revenues- Services	43	8	(51)
Segment cost of revenues - Equipment	176	6		182
Cost of revenues	715	185	(51)	849
Gross profit	185	69		254

Operating expenses	136	33		169
Other income, net	14	*		14
Operating profit	63	36		99
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	135	39		174
–Other (1)	1	*		1
Adjusted EBITDA (2)	199	75		274

Reconciliation of Adjusted EBITDA to profit before income tax
- Depreciation and amortization				(174)
- Finance costs, net				(24)
- Other (1)				(1)
Profit before income tax				75

* Representing an amount of less than 1 million.

(1) Mainly employee share based compensation expenses.

(2) Adjusted EBITDA as reviewed by the CODM, represents Earnings Before Interest (finance costs, net), Taxes, Depreciation, Amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges, as a measure of segment profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures in other companies. Adjusted EBITDA may not be indicative of the Group’s historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and employee share based compensation expenses; it is fully comparable to EBITDA information which has been previously provided for prior periods.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2015	2014	2015
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	167	278	41
Income tax paid	(18)	(19)	(5)
Net cash provided by operating activities	149	259	36
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(87)	(83)	(22)
Acquisition of intangible assets	(41)	(31)	(10)
Interest received	1	1	*
Payments for derivative financial instruments, net	(1)	(1)	*
Net cash used in investing activities	(128)	(114)	(32)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of non-current borrowings	(177)		(44)
Non-current borrowings received	475		119
Interest paid	(13)	(6)	(3)
Net cash provided by (used in) financing activities	285	(6)	72
INCREASE IN CASH AND CASH EQUIVALENTS	306	139	76
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	663	481	167
CASH AND CASH EQUIVALENTS AT END OF PERIOD	969	620	243

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix – Cash generated from operations and supplemental information
	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2015	2014	2015
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Cash generated from operations:
Profit for the period	25	52	6
Adjustments for:
Depreciation and amortization	157	165	39
Amortization of deferred expenses - Right of use	9	9	2
Employee share based compensation expenses	4	1	1
Liability for employee rights upon retirement, net	*	(2)	*
Finance income, net	(23)	(12)	(6)
Interest paid	13	6	3
Interest received	(1)	(1)	*
Deferred income taxes	(1)	(2)	*
Income tax paid	18	19	5
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(51)	30	(13)
Other	(14)	(10)	(4)
Increase (decrease) in accounts payable and accruals:
Trade	(9)	(5)	(2)
Other payables	13	21	3
Provisions	(4)	6	(1)
Deferred revenue	(7)	1	(2)
Increase in deferred expenses - Right of use	(7)	(4)	(1)
Current income tax liability	1	7	*
Decrease (increase) in inventories	44	(3)	11
Cash generated from operations	167	278	41

* Representing an amount of less than 1 million

At March 31, 2015 and 2014, trade and other payables include NIS 136 million ($34 million) and NIS 187 million, respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.
These balances are recognized in the cash flow statements upon payment.

PARTNER COMMUNICATIONS COMPANY LTD
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND ADJUSTED EBITDA

	New Israeli shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2015	2014	2015
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Net cash provided by operating activities	149	259	37

Liability for employee rights upon retirement	*	2	*
Accrued interest and exchange and linkage differences on long-term liabilities	12	8	4
Increase (decrease) in accounts receivable:
Trade	51	(30)	13
Other, including derivative financial instruments	21	13	5
Decrease (increase) in accounts payable and accruals:
Trade	9	5	2
Other	(6)	(28)	(2)
Income tax paid	18	19	5
Increase (decrease) in inventories	(44)	3	(11)
Financial expenses**	17	23	4
Adjusted EBITDA	227	274	57

* Representing an amount of less than 1 million

** Financial expenses excluding any charge for the amortization of pre-launch financial costs

Key Financial and Operating Indicators (unaudited)*

NIS M unless otherwise stated	Q1' 13	Q2' 13	Q3' 13	Q4' 13	Q1' 14	Q2' 14	Q3' 14	Q4' 14	Q1' 15	2013	2014
Cellular Segment Service Revenues	724	726	738	719	680	667	658	613	579	2,907	2,618
Cellular Segment Equipment Revenues	176	171	160	196	220	218	218	282	277	703	938
Fixed-Line Segment Service Revenues	283	277	267	258	247	248	259	250	232	1,085	1,004
Fixed-Line Segment Equipment Revenues	7	9	7	9	7	7	22	18	18	32	54
Reconciliation for consolidation	(46)	(53)	(54)	(55)	(51)	(53)	(55)	(55)	(52)	(208)	(214)
Total Revenues	1,144	1,130	1,118	1,127	1,103	1,087	1,102	1,108	1,054	4,519	4,400
Gross Profit from Equipment Sales	4	9	10	19	45	58	64	61	59	42	228
Operating Profit	95	102	109	103	99	118	110	73	56	409	400
Cellular Segment Adjusted EBITDA	186	198	201	199	199	211	191	161	148	784	762
Fixed-Line Segment Adjusted EBITDA	82	82	83	83	75	80	91	88	79	330	334
Total Adjusted EBITDA	268	280	284	282	274	291	282	249	227	1,114	1,096
Adjusted EBITDA Margin (%)	23%	25%	25%	25%	25%	27%	26%	22%	22%	25%	25%
OPEX	720	700	696	675	661	642	657	630	604	2,791	2,590
Finance costs, net	49	71	53	38	24	49	50	36	18	211	159
Profit	31	20	38	46	52	46	40	24	25	135	162
Capital Expenditures**	130	122	116	107	113	98	128	89	127	475	428
Free Cash Flow	203	287	273	278	145	192	112	71	21	1,041	520
Free Cash Flow After Interest	192	193	266	209	139	123	106	21	8	860	389
Net Debt	3,622	3,446	3,208	3,000	2,849	2,735	2,637	2,612	2,581	3,000	2,612
Cellular Subscriber Base (Thousands)	2,932	2,921	2,950	2,956	2,936	2,914	2,894	2,837	2,774	2,956	2,837
Post-Paid Subscriber Base (Thousands)	2,102	2,103	2,127	2,133	2,137	2,138	2,145	2,132	2,112	2,133	2,132
Pre-Paid Subscriber Base (Thousands)	830	818	823	823	799	776	749	705	662	823	705
Cellular ARPU (NIS)	82	83	84	81	77	76	76	71	69	83	75
Cellular Churn Rate (%)	10.4%	9.4%	8.8%	10.7%	11.6%	11.4%	12.0%	11.5%	12.7%	39%	47%
Number of Employees (FTE)	4,772	4,377	4,153	4,045	3,826	3,736	3,683	3,575	3,535	4,045	3,575

*	See first page for definitions. 2013 and 2014 annual numbers are audited.
**	Cash capital expenditures in fixed assets including intangible assets but excluding capitalized subscriber acquisition and retention cost, net.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: May 20, 2015